Direct Line: (212) 859-8272 Fax: (212) 859-4000 stuart.gelfond@friedfrank.com

July 26, 2012

Jessica Dickerson

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	BakerCorp International, Inc.
Registration Statement on Form S-4
Filed May 31, 2012
File No. 333-181780

Dear Ms. Dickerson:

This letter sets forth the response of BakerCorp International, Inc. (the “Corporation” or “BakerCorp”) to the comment letter, dated June 27, 2012, of the staff of the Division of Corporation Finance (the “Staff”) with respect to BakerCorp’s Registration Statement on Form S-4 filed on May 31, 2012 (the “Registration Statement”). This letter is being filed with Amendment No. 2 to the Registration Statement on Form S-4 (the “Amended Registration Statement). In order to facilitate your review, we have repeated each comment in its entirety in the original numbered sequence. We have also sent to your attention via courier courtesy copies of the Amended Registration Statement marked to show changes from the Registration Statement.

General

1.	Please note that the following comments address the transaction covered by, and the disclosures contained in, the registration statement filed on May 31, 2012, and not the amended registration statement filed on June 13, 2012. Together with your next amendment, please submit a marked copy of the filing showing the changes against the original Form S-1.

Response:

The Corporation acknowledges the Staff’s comment and, as noted above, has sent to your attention via courier courtesy copies of the Amended Registration Statement marked to show changes from the Registration Statement filed on May 31, 2012.

2.

We note that you are registering the exchange notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Response:

The Corporation has filed simultaneously herewith as correspondence in connection with the Amended Registration Statement on Form S–4 a supplemental letter stating that the Corporation is registering the exchange notes in reliance on the Staff’s position enunciated in Exxon Capital Holdings Corp., SEC No–Action Letter (April 13, 1988), Morgan Stanley & Co. Inc., SEC No–Action Letter (June 5, 1991) and Shearman & Sterling, SEC No–Action Letter (July 2, 1993). The supplemental letter includes the representations contained in the Morgan Stanley and Shearman & Sterling no–action letters.

3.	Please confirm supplementally that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a) of the Exchange Act. As currently drafted, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980) and Rule 14d-1(g)(3). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Response:

In response to the Staff’s comment, the Corporation confirms supplementally that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e–1(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In addition, if the offer is open until 5:00 p.m. on the 20th business day, the Corporation will keep the offer open until the 21st business day. The Corporation further confirms that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424 under the Securities Act of 1933, as amended (the “Securities Act”).

4.	Please provide pro forma financial information pursuant to Article 11 of Regulation S-X to show the pro forma impact of the April 2011 transaction as well as for any other significant items pursuant to Rule 11-01(a) of Regulation S-X. The pro forma financial information should include a pro forma statement of operations for the year ended January 31, 2012 as well as corresponding notes to the pro forma statement to clearly show how you arrived at each adjustment amount. You should disclose any significant estimates or assumptions used to arrive at the pro forma adjustment amounts. We would expect any pro forma amounts presented elsewhere in your filing to be consistent with the amounts presented in these pro forma financial statements.

Response:

In response to the Staff’s comment, a disclosure in the Amended Registration Statement under “Unaudited Pro Forma Condensed Financial Statements” has been added to include pro forma statement of operations information for the year ended January 31, 2012, assuming the Transactions were consummated at the beginning of the fiscal year and includes adjustments that give effect to events that are directly attributable to the Transaction. This revised pro forma statement of operations is in columnar form showing condensed historical statements, pro forma adjustments and the pro forma results for such period. Adjustments are described in corresponding notes to the pro forma statement of operations. See, e.g., pages 61 and 62 of the Amended Registration Statement.

5.	We note that you have presented retroactive pro forma presentation of the April 2011 transaction for periods other than the latest year. While we understand that, in some cases, retroactive presentations of revenues and costs of revenues may be meaningful for discussion of trends in MD&A, more comprehensive presentations (through operating income or net income, for example) can be misleading because they cannot meaningfully or accurately depict what operating results would have been had the transaction occurred at the earlier date. Please revise your disclosures throughout the filing to eliminate such pro forma information.

Response:

In response to the Staff’s comment, the pro forma information has been removed from the MD&A in the Amended Registration Statement. As discussed above in the response to comment 4, the Amended Registration has been revised to include a pro forma statement of operations.

6.	If you continue to present pro forma cash flow information on page 11 and elsewhere, you should only present this information for the latest fiscal year and you should clearly show how you arrived at the pro forma amount in the notes where these amounts are presented.

Response:

In response to the Staff’s comment, all references to pro forma cash flow have been removed from the Amended Registration Statement.

7.	Pursuant to Item 10(e)(1)(i)(a) of Regulation S-K, please present the most directly comparable GAAP financial measure with equal or greater prominence when you present a non-GAAP financial measure. Please also ensure that you discuss historical amounts when discussing pro forma amounts pursuant to Article 11 of Regulation S-X. For example, on page 2, you discuss pro forma revenue, pro forma net loss, Adjusted EBITDA, Adjusted EBITDA margin without any presentation or discussion of corresponding GAAP historical amounts. Please revise your disclosures as necessary throughout the filing. Please also ensure that you provide the disclosures required by Item 10(e)(1)(i) of Regulation S-K or cross reference to where these disclosures are provided when you present non-GAAP financial measures.

Response:

In response to the Staff’s comment, the Corporation has revised the disclosure to ensure that it presents the most directly comparable GAAP measure with equal or greater prominence in each instance where a non-GAAP financial measure is presented and to discuss historical amounts when discussing pro forma amounts. The Corporation has also revised the disclosure to provide the disclosures required by Item 10(e)(1)(i) of Regulation S-K or a cross-reference to where these disclosures are provided wherever non-GAAP financial measures are presented. See, e.g. pages 2 and 3 of the Amended Registration Statement.

8.	Please do not present or discuss the combined results of the predecessor and successor entities. For example, in your summary financial information on page 10, clearly and separately present the predecessor and successor financial information in a similar manner to your audited financial statements. Please also separately discuss the historical results of the predecessor and the successor in MD&A. The successor discussion should include quantification of the impact of the April 2011 transaction and change in basis of accounting for each financial statement line item impacted.

Response:

In response to the Staff’s comment, the Corporation has revised the disclosure to separately present the predecessor and successor financial information in a similar manner as the audited financial statements. In addition, the MD&A has been revised to separately present the predecessor and successor historical financial information. The MD&A as required includes a quantification of the impact of the Transactions and change in basis of accounting. Furthermore, as discussed above in the response to comment 4, the Amended Registration has been revised to include a pro forma Statement of Operations.

Registration Statement Cover Page

9.	It appears that the information regarding the company’s reporting status is missing from the registration statement cover page. Please include the appropriate boxes and indicate by a checkmark your current reporting status. Refer to Form S-4.

Response:

In response to the Staff’s comment, the Corporation has revised the cover page of the Amended Registration Statement to reflect the Corporation’s reporting status.

Prospectus Cover Page

10.	As they are separate securities and are being registered, please include the guarantees on the prospectus cover page. Please refer to Item 501(b)(2) of Regulation S-K. In addition, briefly disclose that the exchange notes will be guaranteed by the company’s direct or indirect existing and future wholly-owned material domestic restricted subsidiaries, and that the guarantees of the guarantors will be joint and several, full and unconditional, subject to customary release provisions.

Response:

In response to the Staff’s comment, the Corporation has revised the cover page of the prospectus to include the guarantees and reflect the requested disclosure. See the prospectus cover page included in Amended Registration Statement.

11.	Please revise the first sentence in the fourth paragraph to include that, in addition to the exchange notes, the broker-dealers will also receive related guarantees.

In response to the Staff’s comment, the Corporation has revised the cover page of the prospectus to reflect the requested disclosure. See the prospectus cover page included in the Amended Registration Statement.

Cautionary Note Regarding Forward-Looking Statements, page iii

12.	The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protection it provides does not apply to statements made in connection with the offer.

Response:

In response to the Staff’s comment, the Corporation has removed the reference to Section 21E of the Exchange Act. See page iv of the Amended Registration Statement.

Prospectus Summary, page 1

The Company, page 1

13.	Please provide us with supplemental support for the following statements:

•	“We are a market leading provider of liquid and solid containment solutions . . . .”

•	“[W]e have developed a reputation for delivering high quality containment equipment and services . . . .”

•	“We have also established strong brand recognition, as the ‘Baker’ name has become synonymous with liquid and solid containment solutions.”

•	“Our solutions address the critical need to upgrade the United States’ aging sewer and water system infrastructure through extensive improvement projects.”

Response:

With respect to the first, second and fourth statement above, the Corporation has submitted to the Staff, on a supplemental basis, backup materials in Exhibit A that support such statements. With respect to the third statement above, the Corporation has removed the statement from the Registration Statement on pages 1 and 63 since it does not believe such statement is material to an investor. The Corporation has also revised the disclosure to describe the basis on which the Corporation bases its market and industry data. See page ii of the Amended Registration Statement. The Corporation hereby requests confidential treatment with respect to Exhibit A pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. §200.83.

14.	Please revise the sections of the prospectus where you state that you are a “market leading provider of liquid and solid containment solutions” to disclose the measure by which you have determined that you are a leader (e.g., revenues or number or volume of leased containers).

Response:

In response to the Staff’s comment, the Corporation has revised the disclosure to include a new section where it describes the basis on which the Corporation bases its market and industry data. See page ii of the Amended Registration Statement. The Corporation has also revised the disclosure to specifically describe that the above quoted statement is based on our revenues relative to those of our competitors. See page 1 of the Amended Registration Statement.

15.	Please refer to your disclosure in the second paragraph. We note that for fiscal year 2012, rental revenue constituted 81.9% of your pro forma revenues (refer to disclosure on page 35). As such, please balance your disclosure to objectively qualify the customized solutions which you disclose to be the differentiators in your business. Further, disclosure such as (i) strong Adjusted EBITDA margins and returns on investments, (ii) a “history of successfully opening new branches” within the U.S. (refer to page 3), and (iii) a “highly successful” European launch, should be balanced by briefly discussing the most significant risks facing your business. Please revise your disclosure accordingly.

Response:

In response to the Staff’s comments, the Corporation has revised the disclosure on pages 21 and 22 of the Amended Registration Statement.

Ownership Structure, page 3

16.	Please advise or revise your ownership and corporate structure organizational table on page 4 to also reflect your domestic subsidiaries.

Response:

The Corporation has revised the table so that it reflects all of the Corporation’s domestic subsidiaries. See page 4 of the Amended Registration Statement.

Summary of the Exchange Offer, page 5 Guarantees, page 6

17.	Please revise your disclosure to state that the guarantees are subject to customary release provisions, rather than “certain exceptions.” In this regard, we note the provisions of Section 10.06 of the Indenture (Exhibit 4.1).

Response:

In response to the Staff’s comments, the Corporation has revised the disclosure as requested. See, e.g., the cover page of the Amended Registration Statement and pages 8 and 47 of the Amended Registration Statement.

Selected Historical Consolidated and Unaudited Pro Forma . . . , page 9

18.	You define EBITDA as earnings before deducting interest, debt extinguishment, income taxes, depreciation and amortization, and certain other expenses. Given that you do not compute EBITDA as is commonly defined, please retitle this measure.

Response:

In response to the Staff’s comment, the Corporation has revised the disclosure to present EBITDA as it is commonly defined, earnings before deducting interest, income taxes, depreciation and amortization. See pages 12 and 34 of the Amended Registration Statement.

19.	Your disclosures indicate that you use EBITDA and Adjusted EBITDA as performance and liquidity financial measures. Please clearly disclose why you believe these financial measures provide useful information regarding your performance as well as liquidity. You should address each of these measures separately in your disclosures. Refer to Item 10(e)(1)(i)(c) of Regulation S-K. Please also remember that Item 10(e)(1)(ii)(a) of Regulation S-K states that you should not exclude items which require cash settlement from non-GAAP liquidity measures other than the measures earnings before interest and taxes and earnings before interest, taxes, depreciation and amortization.

Response:

As discussed above in the response to comment 18, the disclosure has been revised to present EBITDA as it is commonly defined. The disclosure has been further revised to clearly disclose why we believe EBITDA and Adjusted EBITDA measures provide useful information regarding our performance. The disclosure has been revised to no longer discuss EBITDA’s usefulness as a liquidity measure. See pages ii, 12 and 34 of the Amended Registration Statement.

20.	Please reconcile your historical non-GAAP financial measures to your most comparable historical GAAP measures. In this regard, we note on page 11, you present this reconciling information on a pro forma basis. Address this comment as it relates to your selected financial data presented on pages 30 and 31.

Response:

In response to the Staff’s comment, the disclosure has been revised in all instances to either remove the non-GAAP measure or reconcile the historical non-GAAP financial measure to the most comparable historical GAAP measure. See, e.g., pages 34 and 35 of the Amended Registration Statement.

21.	Notes (a) and (c) to your reconciliation identifies certain adjustments as one-time costs that appear to have occurred in more than one period. With reference to Compliance and Disclosures Interpretation 102.03, which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm, please revise your disclosures accordingly.

Response:

In response to the Staff’s comment, the disclosure has been revised to remove the words “one-time” and to expand the discussion of the related adjustments to provide more clarity. See, e.g., page 35 of the Amended Registration Statement.

Risk Factors, page 12

22.	We note your disclosure in the fourth sentence of the introductory paragraph about risks you currently deem to be immaterial that could also materially and adversely affect your business. Please note that your risk factor disclosure should discuss only material risks that currently affect your business. Please remove or revise your disclosure to only address such currently material risks.

Response:

In response to the Staff’s comment, the Corporation has removed the limitation on the scope of the risk factors on page 14 of the Registration Statement.

Risks Related to Our Business, page 16

If we are unable to collect on contacts with customers . . . , page 23

23.	On page F-8, “Concentration of Credit Risk” disclosure, you state that you have no significant concentration of credit risk due to serving customers in diverse industries and geographic regions and that you continuously evaluate the creditworthiness of your customers and that you require no collateral. In light of this disclosure, it is not readily apparent why your customers credit risk presents a currently material risk to your business. Please advise or otherwise revise your disclosure to provide additional context to this risk factor.

Response:

In response to the Staff’s comment, the Corporation has revised the disclosure on page 26 of the Amended Registration Statement to clarify that given the Corporation’s current economic profile and customer base, the credit risk presented by the Corporation’s customers could be material to the operating results for a given fiscal quarter, as opposed to the prior disclosure, which provided that such credit risk presented a risk to the business as a whole.

As an “emerging growth company” under the JOBS Act . . . , page 25

24.	Please expand your disclosure to state that as an “emerging growth company,” the existing scaled executive compensation disclosure requirements for smaller reporting companies will continue to apply to you for so long as you are an emerging growth company even if you do not otherwise qualify as a smaller reporting company.

Response:

In response to the Staff’s comment, the Corporation has added the requested disclosure. See page 29 of the Amended Registration Statement.

Management’s Discussion and Analysis, page 33

General

25.	Please provide a discussion and analysis of your historical results of operations, liquidity, and capital resources pursuant to Item 303 of Regulation S-K for each period presented. Please also include a discussion of each segment’s results of operations. In your results of operations discussion and analysis, please ensure that you quantify the impact of each factor when multiple factors contribute to material fluctuations. Refer to Items 303(a)(3)(i) and (iii) of Regulation S-K as well as Financial Reporting Codification 501.04.

Response:

In response to the Staff’s comment, the disclosure in the MD&A has been revised to reflect the Corporation’s historical results of operations, liquidity and capital resources for each period presented and to quantify the impact of each factor when multiple factors contribute to material fluctuation. In addition, the disclosure has been updated to include a discussion of each segment’s results of operations. See, e.g., pages 36 through 50 of the Amended Registration Statement.

Liquidity and Capital Resources, page 40

26.	Please enhance your liquidity disclosure to address the following:

•	Disclose the amount of foreign cash and short-term investments you have as compared to your total amount of cash and short-term investments as of the latest balance sheet date; and

•

Discuss the fact that if the foreign cash and short-term investments are needed for your operations in the U.S., you would be required to accrue and pay U.S. taxes to repatriate these funds but your intent is to permanently reinvest these foreign amounts outside the U.S. and your current plans do not demonstrate a need to repatriate the foreign amounts to fund your U.S. operations, if true.

Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV and Financial Reporting Codification 501.06.a.

Response:

In response to the Staff’s comment, our liquidity disclosure has been updated to include the amount of foreign cash and short-term investments we have as compared to our total amount of cash and short-term investments as of the latest balance sheet date and to discuss the fact that if our foreign cash and short-term investments are needed to fund our operations in the U.S., we would be required to accrue and pay U.S. taxes to repatriate those funds. We have also disclosed our intention to permanently reinvest these foreign amounts outside the U.S. and that our current plans do not demonstrate a need to repatriate the foreign amounts to fund our U.S. operations. See page 45 of the Amended Registration Statement.

Investing and Financing Activities, page 43

27.	It does not appear that you have filed the $390 million senior term loan agreement as an exhibit to the registration statement. Please advise or otherwise tell us why you would not be required to file it.

Response:

The Corporation respectfully advises the Staff that the $390 million senior term loan agreement is part of the Corporation’s $435 million senior secured facility, which consists of the $390 million term loan facility and a $45 million revolving credit facility, as described on page 45 of the Registration Statement, and was filed as Exhibit 10.1 to the Registration Statement.

Hedging Activities, page 44

28.	At the top of page 45, you disclose that you engage third parties to provide you with the market value of your position of the interest rate swaps. We also note your “Fair Value Measurements” disclosure related to interest rate swaps on page F- 19 to your financial statements. To the extent that market value disclosure of interest rate swaps is attributed to independent third parties, please tell us what consideration you have given to naming such parties as experts and filing their consents as exhibits under Rule 436 of Regulation C.

Response:

In response to the Staff’s comment, the disclosure has been revised to properly reflect that management determines the fair value of our interest rate swaps using a discounted cash flow analysis based on the terms of the swap contracts and the observable interest rate curve. See page 49 of the Amended Registration Statement.

Critical Accounting Policies, Estimates and Judgments, page 46

29.	Please revise your disclosures for each of the areas impacting your consolidated financial statements that you have identified as having critical estimates to provide investors with an understanding of the material estimates you are making for each of the identified areas and the factors that could impact the estimates you have made and therefore could materially impact your consolidated financial statements in the future. In this regard, the disclosures you currently provide appear to be similar to the disclosures you provide in your audited footnotes regarding your accounting policies. Please refer to Section 501.14 of the Financial Reporting Codification for guidance.

Response:

In response to the Staff’s comment, for each of the areas impacting the consolidated financial statements, the Corporation has revised its Critical Accounting Policies disclosure to provide investors with an understanding of the material assumptions made and the factors that could impact the estimates and therefore may materially impact the consolidated financial statements in the future. See, e.g., pages 50 through 58 of the Amended Registration Statement.

30.	In a similar manner to your disclosures on page 25, please disclose that you have elected to use the extended transition period for complying with new or revised accounting standards under the JOBS Act. Please explain that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Please also consider specifically referring to those standards for which you have elected to use the extended transition period.

Response:

In response to the Staff’s comment, the Corporation has revised the Registration Statement to reflect the requested disclosure. See pages 58 and 59 of the Amended Registration Statement.

31.	Given the significance of your customer relationships intangible assets, tell us what consideration you gave to identifying your impairment assessment of these intangible assets as a critical accounting policy.

Response:

In response to the Staff’s comment, the Corporation has revised its Critical Accounting Policies disclosure to include a discussion of the Corporation’s impairment assessment of long-lived and definite-lived intangible assets. See, e.g., page 55 of the Amended Registration Statement.

Revenue Recognition, page 46

32.	Your critical accounting policy discussion appears to refer to services. Please address the need to discuss your rental revenues.

Response:

In response to the Staff’s comment, the revenue recognition Critical Accounting Policy has been revised to discuss rental revenues. See, e.g., page 51 of the Amended Registration Statement.

Share-Based Compensation, page 46

33.	Please provide a more comprehensive discussion of how you arrived at the fair values of your common stock to use in your transactions as of each valuation date. As of each valuation date, please disclose the actual fair values of your common stock used and the corresponding enterprise fair value. Please disclose the material assumptions used in each methodology used to estimate the enterprise value. For the valuations of the Successor, ensure you address the fact that 100 shares were issued for $390 million. In addition, please provide investors with a detailed explanation of the material factors impacting the changes in the enterprise value for each period presented.

Response:

In response to the Staff’s comment, the disclosure has been revised to more fully describe the assumptions used to value the rollover shares as of the transaction date and to clarify that the remainder of the transaction consideration was based on cash proceeds. See pages 52 and 53 of the Amended Registration Statement.

Impairment of Goodwill, page 47

34.	You refer to other indefinite-lived intangible assets. Please identify those assets and indicate how you evaluate those assets for impairment.

Response:

In response to the Staff’s comment, the disclosure has been revised to include an identification of our other indefinite-lived intangible asset and how we evaluate that asset for impairment. See page 54 and 55 of the Amended Registration Statement.

35.	We note that you adopted the provisions of the accounting standards update issued in September 2011, which gives an entity the option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test. Upon completion of the fiscal fourth quarter 2012 annual impairment test, you determined that no impairment was indicated. In this regard, please disclose, if true, that when you completed your last quantitative analysis, the estimated fair values of your reporting units substantially exceeded their carrying values and that no qualitative factors existed during your fiscal fourth quarter 2012 assessment to indicate that it is more likely than not that the fair value of any of your reporting units is less than its carrying amount.

Response:

In response to the Staff’s comment, the disclosure has been revised. See page 54 and 55 of the Amended Registration Statement.

Impairment of Long-Lived Assets, page 48

36.	Please expand your disclosures regarding your impairment considerations by addressing the following:

•	Please disclose how you group assets for purposes of considering whether an impairment exists. Refer to ASC 360-10-35-23 through 25;

•

Please disclose how you determine when these assets should be tested for impairment, including what types of events and circumstances indicate impairment, and how frequently you evaluate for these types of events and circumstances; and

•

To the extent that any of these assets or asset groups have expected undiscounted future cash flows that are not substantially in excess of the carrying values and to the extent that an impairment of these asset amounts, in the aggregate or individually, could materially impact your operating results or total shareholders equity, please provide the following disclosures related to those assets or asset groups:

•	The percentage by which the undiscounted cash flows exceed the carrying value;

•	The carrying value of these assets;

•	A description of the assumptions that drive the undiscounted cash flows;

•

A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your projected cash flow model that materially deviate from your historical results, please include a discussion of these assumptions; and

•	A discussion of any potential events and/or circumstances that could have a negative effect on the undiscounted cash flows.

Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

Response:

In response to the Staff’s comment, the disclosure has been revised. See page 55 of the Amended Registration Statement.

Depreciation Policy, page 48

37.	Given that the changes made during 2010 and 2011 to the useful lives of certain equipment appear to have had a material impact on your statements of operations, please provide a comprehensive discussion of how you determine the appropriate useful lives, how frequently you evaluate the appropriateness of useful lives, and the type of analysis you perform in determining the appropriate useful lives.

Response:

In response to the Staff’s comment, the disclosure in the depreciation Critical Accounting Policy has been updated to provide a comprehensive discussion of how we determine useful lives, how frequently we evaluate the appropriateness of useful lives, and the type of analysis we perform in determining the appropriate useful lives. See page 55 and 56 of the Amended Registration Statement.

Business, page 52 General

38.	Please revise this section to include all of the information required by Item 101 of Regulation S-K including, but not limited to, the year of organization, and, if material to the understanding of your business, information relating to material effects that compliance with federal, state and local provisions relating to the protection of the environment, may have upon the capital expenditures, earnings and your competitive position. Please refer to Items 101(a)(1) and 101(c)(1)(xii) of Regulation S-K. In this regard, we also note the “Our Business is subject to numerous environmental and safety regulations.” risk factor on page 21. Further, in light of your “Existing trucking regulations and changes.” risk factor on page 23, please expand your Business disclosure to discuss the compliance requirements with the trucking regulations, as well as whether the company is in current compliance with the FMCSA implemented regulations.

Response:

In response to the Staff’s comment, the Corporation has revised the Registration Statement to reflect the requested disclosure. See pages 1, 63, 70, 71 and 72 of the Amended Registration Statement. The Corporation confirms that the Amended Registration Statement includes all of the information required by Item 101 of Regulation S-K.

39.	Please provide “Description of Property” disclosure pursuant to the requirements of Item102 of Regulation S-K. In addition, we note that you have not provided Item 103 disclosure related to any material legal proceedings. In light of your, “We are exposed to a variety of claims relating to our business.” risk factor on page 23 and disclosure in Note 12 to the financial statements on page F-28, please advise us supplementally as to the nature of any outstanding legal claims and why Item 103 disclosure related to such claims would not be required.

Response:

In response to the Staff’s comment, the Corporation has revised the Registration Statement to reflect the requested disclosure. See pages 72 of the Amended Registration Statement. The Corporation confirms that the Amended Registration Statement includes all of the information required by Items 102 and 103 of Regulation S-K.

Industry Overview, page 53

40.	With respect to the following factual statements, please indicate whether the source of the information is management’s belief, industry data, general articles, or another source. If the information is based upon other sources, please provide us, supplementally, copies of these sources marked to highlight the information you are using to support your disclosures in the filing. Refer to the following examples:

•

The demand for liquid and solid containers is affected, among other things, by “a growing trend towards the outsourcing of liquid and solid containment solutions, and [...] an increasing level of vendor consolidation.”

•

“[T]he oil and gas market is benefiting from growth in the recovery of natural gas and oil from unconventional shale reserves through a shift to horizontal drilling and multistage hydraulic fracturing technologies that drive the need for our products and services.”

Please note that the above list is not meant to be exclusive. In addition, please identify the basis for management’s belief that “there is a significant opportunity to open new branches in certain underserved regions of the United States,” by also providing examples of such underserved regions and the reasons why this opportunity was not pursued in the past. Please refer to the “Expand Geographically and Develop New End Markets” disclosure on page 53.

Response:

In response to the Staff’s request for the basis for management’s belief that there is a significant opportunity to open new branches in certain underserved regions of the United States, the Corporation respectfully informs the Staff that the statement is based on management’s knowledge of the Corporation’s branch locations and geographic coverage of those locations along with management’s belief of which geographic areas are served by the Corporation’s competition, which is based on management’s knowledge of the Corporation’s industry and its markets and estimates based on data generated by the Corporation. Based on this knowledge and such estimates, management believes there are underserved regions of the United States where there exists a significant opportunity for the Corporation’s expansion. For example, the Corporation does not have a branch or satellite yard in 25 U.S. states. The Corporation respectfully informs the Staff that many factors are considered in the decision whether and where to open a new branch, including, among other things, the overall economic environment, the Corporation’s current cash flows and liquidity and the Corporation’s overall growth strategy. We have added disclosure to this effect on pages 3 and 64 of the Amended Registration Statement. However, the Corporation does not believe it is material to an investor to disclose the reason it has not entered into any particular market. Furthermore, the Corporation does not believe it is appropriate to name specific underserved markets until it is ready to enter those markets since the Corporation may not decide to enter those markets in the future. At this point and time, the Corporation does not anticipate that any one new location or branch would be material to the Corporation as a whole.

Competition, page 58

41.	Based on the requirements of Item 101(c)(x) of Regulation S-K, with a view toward disclosure, please tell us what consideration you have given to naming the one large national competitor in the filing.

Response:

In response to the Staff’s comment, the Corporation has revised the disclosure to provide the name of the one large national competitor. See page 69 of the Amended Registration Statement.

Management, page 60

42.	Please disclose the term of Elizabeth Ganem’s tenure at BG Consulting. Additionally, if Ms. Ganem worked with any of the large public companies you reference within the last five years, please name these companies. With respect to Ms. Paul’s business experience, please disclose the name of the NASDAQ-listed company for which Ms. Paul worked. Refer to Item 401(e)(1) of Regulation S-K.

Response:

In response to the Staff’s comment, the Corporation has revised the disclosure to provide the length of Ms. Ganem’s tenure at BG Consulting and clarify that Ms. Ganem provided consulting services to large public companies during her tenure there. The Corporation has further revised the disclosure to disclose the name of the company for which Ms. Paul worked. See page 74 of the Amended Registration Statement.

43.	For each member of the board, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. Refer to Item 401(e)(1) of Regulation S-K.

Response:

In response to the Staff’s comment, the Corporation has provided the requested disclosure for each board member. See pages 74 and 75 of the Amended Registration Statement.

Annual Incentive Awards, page 63

44.	You disclose that for fiscal year 2012, Adjusted EBITDA was the performance measure utilized under the Incentive Plan. We note that in your “Fleet Management Systems”

disclosure on page 57, you state that your incentive compensation program emphasizes return on assets (RONA) as well as EBITDA. With a view towards disclosure, please explain to us if, for fiscal year 2012, RONA was or was not utilized for purposes of determining the named executive officers’ annual incentive awards.

Response:

For fiscal year 2012, the named executive officers’ annual incentive awards were determined based on a consideration of Adjusted EBITDA and individual performance objectives, as more fully described in the section titled Annual Incentive Awards on page 77 of the Amended Registration Statement. In the case of Messrs. Leonetti and Haas, these factors were considered in accordance with the VP and Named Officer Incentive Plan; for Mr. Livingston, these factors were considered at the discretion of the Board of Directors (as more fully described in response to comment 45 below). RONA was not utilized for purposes of determining the named executive officers’ annual incentive awards for fiscal year 2012. However, RONA was utilized, in part, for purposes of determining fiscal year 2012 annual incentive awards to the Corporation’s field employees, as described in the section titled “Fleet Management Systems” on page 68 of the Amended Registration Statement. None of the named executive officers participate in that program.

45.	We note that Messrs. Leonetti and Haas did not receive an annual incentive award. Please disclose whether the decision not to grant such award was a result of the compensation committee’s exercise of negative discretion or as a result of not meeting the financial and/or individual performance objectives.

Response:

Each of Messrs. Leonetti and Hass received an annual incentive award in respect of fiscal year 2012, which is presented in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table based on the nature of these awards and in accordance with Items 402(c)(2)(vii) and 402(a)(6)(iii) of Regulation S-K. No negative discretion was applied, and the relevant financial and individual performance objectives were met. It is noted that, unlike Messrs. Leonetti and Hass’s awards, Mr. Livingston’s award is disclosed in the Bonus column of the Summary Compensation Table in light of the nature of the award, in accordance with Item 402(c)(2)(iv) of Regulation S-K.

The annual incentive awards for Messrs. Leonetti and Haas were determined pursuant to the Company’s VP and Named Officer Incentive Plan. Under the plan, annual incentive awards for fiscal year 2012 were determined based on financial and individual performance objectives approved by the Board of Directors in January 2011 and were communicated to the plan participants. Pursuant to Item 402(a)(6)(iii) of Regulation S-K, the plan is considered a “non-equity incentive plan” and therefore the annual incentive awards for Messrs. Leonetti and Haas have been disclosed in the Non-Equity Incentive Plan column of the Summary Compensation Table pursuant to Item 402(c)(2)(vii). In contrast, Mr. Livingston’s annual incentive award was presented in the Bonus column because no Company or individual performance criteria were established or communicated to Mr. Livingston in June 2011 (upon the Permira acquisition). Rather, the Company’s Board of Directors determined the amount of Mr. Livingston’s award at the end of fiscal year 2012 in its discretion and in consideration of certain performance criteria that were not established or communicated to Mr. Livingston in advance. Mr. Livingston’s bonus was, therefore, not paid pursuant to an “incentive plan” as defined in to Item 402(a)(6)(iii) and this amount is disclosed in the Bonus column of the Summary Compensation Table under Item 402(c)(2)(iv) of Regulation S-K.

Compensation of Directors, page 67

46.	Separately disclose the amount of the fee Mr. Green received for his service as chairman as well as the amount of the fee Mr. Holthaus received for his service as chairman of the Audit Committee. Refer to Item 402(r)(3) of Regulation S-K.

Response:

In setting the annual fees to be paid to Mr. Green and Mr. Holthaus for their service on the Board of Directors following the Permira acquisition, a base fee for service and an additional fee for service as chairman of the Board of Directors and chairman of the Audit Committee, respectively, were not determined. Rather, an aggregate amount of compensation for each of Mr. Green’s and Mr. Holthaus’s service was determined. As a result, there is no separate amount to disclose attributable to their service as chairman of the Board of Directors and chairman of the Audit Committee, respectively. The Company is cognizant of its disclosure obligations under Item 402(r)(3) of Regulation S-K and, if there are any material factors necessary to an understanding of the director compensation in the future, it will include a description of such factors.

The Exchange Offer, page 72

Consequences of Failure to Exchange Outstanding Notes, page 79

47.	Briefly describe the circumstances under which you would be required to register any outstanding notes under the Securities Act.

Response:

In response to the Staff’s comment, the Corporation has revised the disclosure as requested. See page 94 of the Amended Registration Statement.

Guarantees, page 81

48.	Your Senior Notes are guaranteed by all of your U.S. subsidiaries. The guarantees are subject to subordination provisions and subject to customary release provisions and a standard limitation which provides that the maximum amount guaranteed by each guarantor will not exceed the maximum amount that can be guaranteed without making the guarantee void under fraudulent conveyance laws. Please provide us with a comprehensive explanation of each of these provisions, as well as of your consideration of each of these provisions, in determining that the guarantees are full and unconditional pursuant to Rule 3-10 of Regulation S-X.

Response:

The Registration Statement discloses on page 98 that if a Guarantee was rendered voidable, it could be subordinated by a court to all other indebtedness of the Guarantor, depending on the amount of such indebtedness, could be reduced to zero. This disclosure is not disclosing a term of the Notes but is intended to provide notice to investors that a bankruptcy court, exercising its powers as a court of equity, could subordinate the Guarantees in its discretion. The Notes and the Guarantees are senior obligations of the Issuer and the Guarantors and are not subordinated by their terms.

The adopting release for Rule 3-10 states that a guarantee can be full and unconditional even if it includes a savings clause related to bankruptcy or fraudulent conveyance, and the adopting release further states that this status would not be defeated if the guarantee provides that it is limited to “the maximum amount that can be guaranteed without constituting a fraudulent conveyance or fraudulent transfer under applicable insolvency laws.” See Release Nos. 33-7878 and 34-43124, 65 Fed. Reg. 51, 692 at page 14 (Aug. 4, 2000). The savings clause in Section 10.02 of the indenture includes the limitation permitted by the adopting release. Specifically, Section 10.02 limits each Guarantee to the maximum aggregate amount of obligations that can be guaranteed by the applicable Guarantor without rendering such Guarantor’s Guarantee a fraudulent conveyance or fraudulent transfer under applicable law.

The Corporation respectfully submits that each of the Guarantee release provision contained in the indenture are “customary” in accordance with the guidance set forth in Section 2510.5 of the Financial Reporting Manual (with the exception of the fraudulent conveyance savings clause in Section 10.02 of the indenture, which, as discussed above, is expressly permitted by the adopting release for Rule 3-10). The Guarantee release provisions are contained in Section 10.06 of the indenture. In response to the Staff’s request, a detailed discussion of each release provision in relation to the Staff’s guidance follows.

Section 10.06(1)(A): Section 2510.5 provides that a subsidiary guarantor may rely on Rule 3-10 if the indenture provides that the guarantee will be released automatically when the subsidiary is sold or sells all of its assets. Section 10.06(1)(A) of the indenture correspondingly provides that a Guarantor’s Guarantee will be automatically released if the Guarantor is sold or sells all or substantially all of its assets.

Section 10.06(1)(B): Section 2510.5 provides that a subsidiary guarantor may rely on Rule 3-10 of the indenture provides that the guarantee will be released automatically when the subsidiary’s guarantee of other indebtedness is terminated or released. Section 10.06(1)(B) of the indenture correspondingly provides that a Domestic Restricted Subsidiary’s will be released automatically when its guarantee of other indebtedness which resulted in its obligation to guarantee the Notes is release or discharged, or the repayment of the indebtedness which resulted in the Domestic Restricted Subsidiary’s obligation to guarantee the Notes.

Section 10.06(1)(C): Section 2510.5 provides that a subsidiary guarantor may rely on Rule 3-10 of the indenture provides that the guarantee will be released automatically when the subsidiary is declared “unrestricted” for covenant purposes. Section 10.06(1)(C) of the indenture correspondingly provides that a Restricted Subsidiary’s Guarantee will be released automatically when it is designated as an Unrestricted Subsidiary.

Section 10.06(1)(D): Section 2510.5 provides that a subsidiary guarantor may rely on Rule 3-10 of the indenture provides that the guarantee will be released automatically when the requirements for legal defeasance or covenant defeasance or to discharge the indenture have been satisfied. Section 10.06(1)(D) of the indenture correspondingly provides that a Guarantor’s Guarantee will be released automatically upon the Issuer exercising legal defeasance in accordance with the terms of the indenture or the discharge of obligations under the indenture.

As discussed in the foregoing, the Guarantees can only be released under the customary circumstances explicitly contemplated by the Staff’s guidance. Therefore, the Issuer respectfully submits that the Guarantees are “full and unconditional” pursuant to Rule 3-10.

49.	In addition, you disclose that, among other things, a guarantee will be automatically and unconditionally released and discharged upon the issuer delivering to the trustee an officer’s certificate and an opinion of counsel, each stating that all conditions precedent provided for in the indenture relating to such transaction have been complied with. Please explain to us how this release provision is intended to operate and why it would not constitute an arrangement permitting the guarantor to opt out of its obligation during the term of the loan, rendering the guarantee no longer full and unconditional. We may have additional comments following the review of your response.

Response:

The Corporation acknowledges the Staff’s comments and respectfully informs the Staff that the provision discussed in this Comment 49 works in conjunction with the Guarantee release provisions discussed in the above Comment 48. In order for a Guarantee to be automatically released under the indenture, one of the four automatic release provisions discussed in Comment 48 must be satisfied and in any such case Issuer must deliver an officer’s certificate and an opinion of counsel to the Trustee to that effect. As discussed, in Comment 48, the Corporation believes such release provisions are “customary” for purposes of Rule 3-10. The requirement of the Issuer to provide and officer’s certificate and an opinion of counsel functions as an additional requirement prior to the release of a Guarantee and does not offer the Issuer a way to release a Guarantee absent meeting at least one of the specific Guarantee’s release provisions. Furthermore, the Corporation believes it is customary for indenture trustees to require an officer’s certificate and opinion of counsel prior to such trustee taking any action, such as releasing a guarantee, or making any interpretation under the indenture.

Material United States Federal Income Tax Consequences, page 133

50.	Given the tax-free nature of the exchange offer, please tell us why you have not filed an opinion of counsel addressing the tax matters of the exchange offer. Please refer to the requirements of Item 601(b)(8) of Regulation S-K.

Response:

In response to the Staff’s comment, the Corporation has revised its disclosure on page 149 of the Amended Registration Statement to include the opinion of counsel and has filed an opinion as Exhibit 8.1 to the Amended Registration Statement that confirms the revised disclosure on page 149 is the opinion of counsel.

Independent Registered Public Accounting Firm, page 137

51.	Please tell us what consideration you gave to naming your independent accountants as experts in accounting and auditing.

Response:

In response to the Staff’s comment, the Corporation has revised the disclosure to clarify that the Corporation’s independent accountants are experts in accounting and auditing as follows:

EXPERTS

The consolidated financial statements of BakerCorp International, Inc. at January 31, 2012 (Successor) and January 31, 2011 (Predecessor), and the related consolidated statements of operations, shareolder’s equity, and cash flows for the eight months ended January 31, 2012 (Successor), the four months ended May 31, 2011 (Predecessor), and the years ended January 31, 2011 (Predecessor) and January 31, 2010 (Predecessor) and the related financial statement schedule, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

See page 153 of the Amended Registration Statement.

Financial Statements General

52.	Please update your financial statements and corresponding financial information included to comply with Rule 3-12 of Regulation S-X.

Response:

The Corporation confirms that it has updated its financial statements and corresponding financial information throughout the Amended Registration Statement to include the interim financial statements and corresponding financial information for the Corporation’s fiscal quarter ended April 30, 2012 in compliance with Rule 3-12 of Regulation S-X.

Report of Independent Registered Public Accounting Firm, page F-2

53.	Please make arrangements with your auditors to have them revise their report to indicate, if true, that their audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) as required by PCAOB Auditing Standard No. 1.

Response:

In response to the Staff’s comment, our auditors have revised their report to indicate that their audit of the Corporation’s financial statements was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States). See page F-2 of the Amended Registration Statement.

Consolidated Statements of Cash Flows, page F-6

54.	Please advise why the loss on extinguishment of debt line item would be reflected in cash flows from financing activities rather than as an adjustment to reconcile net income (loss) to net cash provided by (used in) operating activities pursuant to ASC 230-10-45-28.

Response:

In response to the Staff’s comment, the statement of cash flows has been revised to present the loss on extinguishment for the four months ended May 31, 2011 as an adjustment to reconcile net income (loss) to net cash provided by (used in) operating activities. Additionally, the column heading in the Statement of Cash Flows has been labeled “restated” and the disclosure has been revised to include an explanation of the restatement in the footnotes to the audited financial statements. See page F-6 of the Amended Registration Statement.

Notes to the Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation, page F-7

55.	You state that as of the end of the period you were not subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, and “[c]onsequently, th[e] annual report has not and will not be filed with the Securities and Exchange Commission.” Please update your disclosures as necessary.

Response:

In response to the Staff’s comment, the Corporation has removed the statements from page F-7 of the Registration Statement that provided that such financial statements has not and will not be filed with the Securities and Exchange Commission.

Revenue Recognition, page F-8

56.	Please expand your disclosures to address the following:

•

Please provide a general description of your leasing arrangements, including the original terms, renewal periods, and other typical provisions of your lease arrangements. If arrangements are significantly different for different types of equipment, you should consider providing separate disclosures for each significant category of equipment. Please clarify if all of your arrangements are operating leases pursuant to ASC 840-10-25-43. Please also disclose the amount of contingent rent recorded for each period presented. Refer to ASC 840-10-50-4 and 5;

•

Please disclose whether any deposits are received from customers such as security or maintenance deposits. Please disclose how these are accounted for, including how these amounts are reflected in your financial statements; and

•	Please disclose how you account for initial direct costs related to your leases. Refer to ASC 840-20.

Response:

The Corporation respectfully informs the Staff that it enters into contracts with its customers to rent equipment based on a daily rental rate. The rental agreement may be terminated by the Corporation or its customers at any time. Therefore, the Corporation does not believe ASC 840 is the primary basis to account for the Corporation’s daily rental agreements. In response to the Staff’s comment, the revenue recognition disclosure has been revised. See pages F-8 and F-9 of the Amended Registration Statement.

57.	Your disclosures on page F-8 indicate that you enter into arrangements that include multiple elements. Please disclose all of the deliverables included in your multiple- element arrangements pursuant to ASC 605-25. Please also disclose how you determined it was appropriate to account for each unit of accounting separately, how you allocate amounts to each unit, and how you account for each unit. Refer to ASC 605-25, including the disclosure requirements of ASC 605-25-50.

Response:

In response to the Staff’s comment, the disclosure has been revised. See pages F-8 and F-9 of the Amended Registration Statement.

58.	Your disclosures on page 1 indicate that you offer customers customized solutions involving extensive consultation and technical advice and integration and logistics management. Please clarify whether these services are the “other services” you refer to within your service revenue recognition policy. If not and if the fees you earn for these services are material, please expand your revenue recognition policy to identify these revenue streams.

Response:

The Corporation respectfully informs the Staff that the consultation and technical advice, equipment set-up and integration, and logistics management services disclosed on page 1 of the Registration Statement are indicative of the “Service Revenue” reflected in the Corporation’s Statement of Operations. In response to the Staff’s comment, the service revenue disclosure has been updated. See page F-9 of the Amended Registration Statement.

59.	In regard to your re-rent revenue, please provide us with your analysis pursuant to ASC 605-45 which led you to determine it was appropriate to report this revenue and the corresponding costs on a gross rather than net basis. Please specifically refer to each of the factors and indicators included in ASC 605-45.

Response:

The Corporation respectfully informs the Staff that it reviewed ASC 605-45 in determining whether to report rental revenue from re-rent arrangements on a gross or net basis. In accordance with ASC 605-45, BakerCorp meets a significant number of indicators that support the reporting of gross revenue as follows:

1.	BakerCorp is always the primary obligor in the arrangement. As such, BakerCorp is responsible for the entire customer relationship, including taking the customer’s order, fulfillment, ensuring the acceptability of the product and services, and collections. From the customer’s perspective, they are renting re-rent equipment from BakerCorp in the same manner they would rent BakerCorp owned equipment and generally, the customer is not even aware they are renting non BakerCorp owned equipment.

2.	BakerCorp has general inventory risk. BakerCorp may take possession of the equipment prior to delivering it to a customer and likewise BakerCorp may incur additional rental costs for the equipment upon return, until such time that it can be returned to its owner. In addition, the risk of loss of the equipment while at a re-rent customer is the liability of BakerCorp and not the vendor. BakerCorp is responsible for the equipment irrespective of whether the Customer compensates BakerCorp for that loss.

3.	BakerCorp has full latitude in establishing the terms and exchange price with the customer.

4.	BakerCorp marks up the price to include the performance of services.

5.	BakerCorp has discretion in supplier selection. BakerCorp works with multiple suppliers and has discretion to select the supplier that will provide the equipment ordered by the customer at the most advantageous rates. As noted above, the customer is not even aware they are renting non BakerCorp owned equipment.

6.	BakerCorp s involved in the determination of product and service specifications and assists in determining the nature, type, characteristics and specifications of the products and services ordered by the customer.

7.	BakerCorp holds the physical loss inventory risk from the time equipment is received from the supplier until it is returned.

8.	BakerCorp assumes all credit risk. BakerCorp is responsible for collection from the customer and also must pay the amount owed to the supplier, regardless of whether the amount is fully collected from the customer.

The agreements between BakerCorp and the supplier and the customer and BakerCorp are mutually exclusive. BakerCorp bears risks for both agreements. Therefore, BakerCorp has determined that it is appropriate to report revenue based upon the gross amount billed to a customer because it has earned revenue from the rental of equipment or the sale of the goods and services as a principal.

Property and Equipment, page F-11

60.	The estimated useful lives of your rental equipment range from one to 30 years. Please expand your disclosures to address why there is such a broad range of useful lives for these assets. For example, if there are different types of equipment that are included in rental equipment, please disclose the different types and the corresponding useful lives.

Response:

In response to the Staff’s comment, the useful lives disclosure has been revised to disclose the different types of rental equipment and the corresponding useful lives. See page F-11 of the Amended Registration Statement.

61.	Please disclose the cost and carrying amount of property on lease or held for leasing by major classes of property according to the nature or function. Please also disclose the amount of accumulated depreciation related to these assets. Refer to ASC 840-20-50-4.

Response:

Although the Corporation does not believe ASC 840 is the primary basis for accounting for the Corporation’s daily rental agreements, in response to the Staff’s comment, the Corporation has disclosed the cost and carrying amount of property on lease or held for leasing by major classes of property according to the nature or function. In addition the Corporation has disclosed the amount of accumulated depreciation related to these assets. See page F-19 of the Amended Registration Statement.

Note 2. Transaction Agreement, page F-13

62.	Please quantify the number of shares of LY BTI Holdings Corp. common stock and options, and expand your disclosure to clarify how you determined their respective fair values.

Response:

In response to the Staff’s comment, the disclosure has been revised to quantify the number of shares of LY BTI Holdings Corp. common stock and options, and to clarify how the Corporation determined their respective fair values. See page F-14 and F-15 of the Amended Registration Statement.

Note 5. Goodwill and Other Intangible Assets, page F-18

63.	In connection with the transaction in April 2011, you recorded a customer relationship intangible asset of $404 million, which represents approximately 30% of your total assets at January 31, 2012. This asset is being amortized over 25 years. Please expand your disclosures to discuss how you arrived at the appropriate amortization periods based on your consideration of ASC 350-30-35-1 through 5. Please also provide us with a summary of the analysis you performed to determine the appropriate amortization period. Please tell us your basis for any significant estimates and assumptions used in your analysis.

Response:

The Company’s customer base is largely comprised by clients that use BakerCorp’s assets for project based requirements. Equipment rental, which make up the majority of the Corporation’s revenues, are continuous for only the period during which there is a project need. As such, relationships in good standing can appear to fluctuate when measured by revenue. We measured customer attrition on the basis of zero revenue in a year subsequent to the base year, to best reflect the reality of the underlying consumption pattern.

We considered a number of assumptions in order to arrive at the determination of appropriate amortization period including: (i) a historical review and analysis of the revenue generated by our customers over the past five years; (ii) the average duration of our relationships with our largest 25 customers, and (iii) the input of third party valuation specialists. The historical data indicates an attrition rate of 1.1%. Given the low attrition, even a modest estimate of growth will cause sales attributable to the customer relationship to grow over the base year’s sales, leaving the present value factor, which declines over time, as the only input causing a natural diminution in the customer relationship asset cash flows. Customer relationships were ascribed a 25 year life, as the data supported a modest attrition amount, and did not support an indefinite life.

The current customer base is an important asset of the Company. The Company focuses its growth strategy on selling more services to its existing customer base. Management estimates that the preponderance of its sales and marketing expense (approximately 90%) is related to existing customers. From a corporate development standpoint, the Company seeks complimentary products and expansion of products over additional customer acquisition. The Company has strong customer penetration in its key markets from a customer penetration standpoint and intends to grow by selling more to the same customer base.

See page F-20 of the Amended Registration Statement for the Company’s related disclosures.

64.	We note that you have separately presented trained and assembled workforce as an indefinite life intangible asset. With reference to ASC 805-20-55-6, please revise your disclosures accordingly.

Response:

In response to the Staff’s comment and upon further consideration of ASC 805-20-55-6, the disclosure has been revised to combine the trained and assembled workforce intangible asset with goodwill. See page F-20 of the Amended Registration Statement.

Note 8. Debt, page F-20

65.	Please clearly disclose whether you were in compliance with your debt covenants. Please also disclose the specific terms of your debt covenants as well as any other covenants to which you are subject with any required ratios/amounts. Please disclose the actual ratios/amounts as of each reporting date for any material debt covenants for which it is reasonably likely that you will not be able to meet. Please also consider showing the specific computations used to arrive at the actual ratios/amounts with corresponding reconciliations to US GAA P amounts. Please include similar disclosure in your “Credit Facility” discussion on page 41. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Compliance and Disclosures Interpretation 102.09, which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Response:

In response to the Staff’s comment, the Corporation has revised the disclosure. See, e.g., pages 46, F-23 and F-61 of the Amended Registration Statement.

Note 9. Income Taxes, page F-24

66.	Given your disclosures on page F-24 indicate that you have recognized recurring losses in the U.S. with the exception of the year ended January 31, 2011, please discuss the nature of the U.S. deferred tax assets which have not been offset by a valuation allowance and how you determined that these would be realized. Please also address the following in this footnote or within your Critical Accounting Policy, Estimated and Judgments section:

•

Please expand your discussion of the nature of the positive and negative evidence that you considered, how that evidence was weighted, and how that evidence led you to determine it was not appropriate to record a valuation allowance on the remaining deferred income tax assets;

•	Please disclose the amount of pre-tax income that you need to generate to realize the deferred tax assets;

•	Please include an explanation of the anticipated future trends included in your projections of future taxable income; and

•

Please disclose that the deferred tax liabilities you are relying on in your assessment of the realizability of your deferred tax assets will reverse in the same period and jurisdiction and are of the same character as the temporary differences giving rise to the deferred tax assets.

Response:

In response to the Staff’s comment, the disclosure has been updated to include additional discussion relating to the nature of the U.S. deferred tax assets and liabilities and management assessment of a need for a valuation allowance. In addition, the disclosure has been updated to address details of the Corporation’s considerations in determining its need for a valuation allowance.

The Corporation considered guidance provided in ASC 740-10-30 in assessing a need for the valuation allowance against its U.S. deferred tax assets and weighed all available positive and negative evidence including the following factors:

•	Schedules reversal of existing taxable temporary differences related to book over tax depreciation and amortization;

•	No history of U.S. net operating loss carry-forwards expiring unused;

•	Excess of appreciated asset value over tax basis of the Corporation’s net assets;

•	Strong earnings history exclusive of the loss that created future deductible amount, such as U.S. net operating loss carry-forwards or deductible temporary differences.

The Corporation has considered ASC 740-10-30-18, paragraph (a), which states that the future reversals of existing taxable temporary differences are a source of income. The Corporation’s significant deferred tax liabilities relate to book/tax basis differences with respect to fixed assets and identified intangibles. The Corporation recorded significant deferred tax liabilities with respect to the step-up in book bases of fixed assets and identified intangibles recorded in the purchase accounting. The Corporation has no tax basis in identified intangibles from a stock acquisition, and book amortization of those assets is not deductible for tax purposes, creating taxable temporary differences. The Corporation appropriately excluded a portion of deferred tax liabilities related to indefinite-lived intangible as a source of income.

Management has concluded that the existing deferred tax liabilities at January 31, 2012 will reverse in sufficiently similar time periods to realize the entire benefit of the existing deferred tax assets. As such, the deferred tax liabilities are considered to provide a source of income sufficient to support the Corporation’s U.S. deferred tax assets and its conclusion that no valuation allowance is needed at January 31, 2012.

The Corporation did not disclose the amount of pre-tax book income required to realize the deferred tax assets or the anticipated future trends included in its projections of future taxable income as such information was not relied upon in assessing the need for a valuation allowance.

Note 16. Segment Reporting, page F-33

67.	Please expand your segment disclosures to include all of the disclosures required by ASC 280-10-50-2 1 through 26.

Response:

In response to the Staff’s comments, the segment disclosure has been expanded to include the factors used to identify reportable segments and the types of products and services from which each reportable segment derives its revenues. The updated disclosure includes total assets, interest expense(net), depreciation and amortization expense, income tax expense or benefit and any other extraordinary or significant items for each segment in accordance with ASC 280-10-50-21:26. See pages F-38 and F-39 of the Amended Registration Statement.

68.	Please separately present revenues and long-lived assets for the U.S. as well as for each material country. Refer to ASC 280-10-50-41.

Response:

In response to the Staff’s comment, the disclosure has been revised to disaggregate the U.S. from North America in the segment disclosure. In the Corporation’s judgment, no other countries are deemed to be material sources of revenue. In addition, all material countries are presented in accordance with ASC 280-10-50-41. See pages F-37 and F-38 of the Amended Registration Statement.

Note 18. Subsequent Events, page F-35

69.	Please disclose the actual date through which subsequent events were evaluated pursuant to ASC 855-10-50-1.

Response:

In response to the Staff’s comments, the subsequent events disclosure has been revised to include the date through which subsequent events were evaluated pursuant to ASC 855-10-50-1. See page F-38 of the Amended Registration Statement.

Note 19. Condensed Consolidating Financial Information, page F-36

70.	Pursuant to Rule 3-10(f)(4) of Regulation S-X, please provide a separate column for the parent company in your financial information.

Response:

In response to the Staff’s comment, the disclosure has been revised as discussed in the below response to comment 71.

71.	Please ensure that you follow all of the instructions provided by Rule 3-10(i) of Regulation S-X including the following:

•	The parent company column should present investments in all subsidiaries based upon their proportionate share of the subsidiary’s net assets;

•	The guarantor column should present investments in non-guarantor subsidiaries under the equity method;

•	Disclose any significant restrictions on the ability of the parent company or any guarantor to obtain funds from its subsidiaries by dividend or loan; and

•	Provide the disclosures prescribed by Rule 4-08(e) of Regulation S-X with respect to the subsidiary guarantors.

Response:

In response to the Staff’s comment, the disclosure has been revised to include the following in accordance with Rule 3-10(i) of Regulation S-X:

•	The parent company column presents investments in all subsidiaries based upon the parent company’s proportionate share of the subsidiary’s net assets.

•	The guarantor column presents investments in non-guarantor subsidiaries utilizing the equity method.

•	The disclosure discloses significant restrictions on the ability of the parent company or any guarantor to obtain funds from its subsidiaries by dividend or loan.

•	The disclosure includes the disclosures in Rule 4-08(e) of Regulation S-X.

See, e.g., pages F-39 to F-48 of the Amended Registration Statement.

Part II - Information Not Required in Prospectus, page II-1

Signatures, page II-5

72.	Please have your controller or principal accounting officer sign the registration statement in that capacity. Refer to Instruction 1 to Signatures of Form S-4.

Response:

In response to the Staff’s comment, the Corporation has revised the signatures to reflect that James Leonetti is also the principal accounting officer of the Corporation. See page II-5 of the Amended Registration Statement.

73.	For each of FTT Holdings, Inc. and BakerCorp, please have the principal executive officer and controller or principal accounting officer sign the registration statement in those capacities. Refer to Instruction 1 to Signatures of Form S-4.

Response:

In response to the Staff’s comment, the Corporation has revised the signatures to include the signatures of the principal executive officer, principal financial officer and principal accounting officer for the entities listed above.

Index to Exhibits, page II-1

74.	Please file the Shareholders Agreement and the Management Agreement, both of which are referenced on page 68, as exhibits to the registration statement, or tell us why you would not be required to do so.

Response:

In response to the Staff’s comment, the Corporation has filed the Stockholders Agreement and the Management Agreement as Exhibit 4.5 and Exhibit 10.12, respectfully, to the Amended Registration Statement.

75.	Please tell us why you have not filed the April 2011 Transaction Agreement as an exhibit to the registration statement.

Response:

In response to the Staff’s comment, the Corporation has filed the April 2011 Transaction Agreement as Exhibit 2.1 to the Amended Registration Statement.

Exhibit 5.1

76.	In the last sentence of the first paragraph on page 1, please have counsel refer to the exchange notes as fully and unconditionally guaranteed.

Response:

In response to the Staff’s comment, a revised opinion has been filed as Exhibit 5.1 to the Amended Registration Statement.

77.	Please have counsel explain to us why it is unable to render an opinion with respect to the matters raised in paragraphs (A), (B) (other than (B)(ii)), and (D) on page three of the opinion. As applicable, please ensure that counsel discusses the relevant sections of the documents subject to the noted qualifications, and not merely the possibility that the documents may contain such provisions. Please also note that, generally, limitations beyond the scope of those listed in paragraph (C) of the opinion would be objectionable. We may have further comments following the review of your response.

Response:

Please see Exhibit B to this letter for the Corporation’s response to this comment, which is being submitted to the Staff on a supplemental basis. The Corporation hereby requests confidential treatment with respect to Exhibit B pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. §200.83.

Should you have any questions or comments with respect to this filing, please call me at (212) 859-8272. Should you have any questions or comments with respect to the Corporation’s accounting, please call Jake Guild, the Global Controller of BakerCorp, at (562) 936-7821.

Sincerely,

/s/ Stuart H. Gelfond

cc:	Amy M. Paul (BakerCorp International, Inc.)
James Leonetti (BakerCorp International, Inc.)
Nudrat Salik (Securities & Exchange Commission)
Jeanne Baker (Securities & Exchange Commission)
Era Anagnosti (Securities & Exchange Commission)

BakerCorp International, Inc.

3020 Old Ranch Parkway, Suite 220

Seal Beach, CA 90740

(562) 430-6262

July 26, 2012

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn.: Division of Corporation Finance

Ladies and Gentlemen:

Reference is made to the registration statement of BakerCorp International, Inc., a Delaware corporation (the “Company”), on Form S-4 filed on May 31, 2012 (as amended from time to time, the “Registration Statement”), relating to the proposed exchange of up to $240,000,000 principal amount of the Company’s new 8.25% Senior Notes due 2019 (the “Exchange Notes”), which will be registered under the Securities Act of 1933, as amended (the “Securities Act”), for up to $240,000,000 principal amount of the Company’s issued and outstanding 8.25% Senior Notes due 2019 (the “Outstanding Notes”), pursuant to the terms of the Registration Rights Agreement, dated June 1, 2011, which the Company entered into with the initial purchasers of the Outstanding Notes in connection with the Company’s offering of the Outstanding Notes.

Please be advised that the Company is registering the exchange offer in reliance on the position of the staff of the Securities and Exchange Commission (the “Staff”) enunciated in: Exxon Capital Holdings Corporation (available May 13, 1988); Morgan Stanley & Co. Incorporated (available June 5, 1991); and Shearman & Sterling (available July 2, 1993). In addition, the Company hereby represents that it has not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the exchange offer and, to the best of the Company’s information and belief, each person participating in the exchange offer will be acquiring the Exchange Notes in its ordinary course of business and will not have any arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the exchange offer. In this regard, the Company will make each person participating in the exchange offer, by means of the exchange offer prospectus or otherwise, aware that if such person is participating in the exchange offer for the purpose of distributing the Exchange Notes to be acquired in the exchange offer, such person (i) can not rely on the Staff position enunciated in Exxon Capital Holdings Corporation or interpretative letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act, in connection with a secondary resale transaction. The Company acknowledges that such a secondary resale transaction by such person participating in the exchange offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act.

The Company will make each person participating in the exchange offer aware (through the exchange offer prospectus) that any broker-dealer who holds Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Outstanding Notes pursuant to the exchange offer, may be a statutory underwriter and, in connection with any resale of such Exchange Notes, must deliver a prospectus meeting the requirements of the Securities Act, which may be the prospectus for the exchange offer so long as it contains a plan of distribution with respect to such resale transactions (such plan of distribution need not name the broker-dealer or disclose the amount of Exchange Notes held by the broker-dealer). In addition, the Company will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the exchange offer the following additional provision, in substantially the form set forth below:

If the exchange offeree is a broker-dealer holding Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, such broker-dealer acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act, in connection with any resale of Exchange Notes received in respect of such Outstanding Notes pursuant to the exchange offer. By so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

With respect to any broker-dealer that participates in the exchange offer with respect to Outstanding Notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Company or any of its affiliates to distribute the Exchange Notes.

If you have any further questions or comments or desire further information in respect of the Registration Statement, please do not hesitate to contact the undersigned at 562-430-6262 or Stuart H. Gelfond (212-859-8272) of Fried, Frank, Harris, Shriver & Jacobson LLP, our legal counsel.

Very truly yours,

/s/ Amy M. Paul
Amy M. Paul Vice President, General Counsel

cc:	Stuart H. Gelfond, Esq.

Fried, Frank, Harris, Shriver & Jacobson LLP